October 1, 2004

Via US Mail and Facsimile

Charles M. Sonsteby
Chief Financial Officer
Brinker International
6820 LBJ Freeway
Dallas, Texas 75240

Re:	Brinker International
	Form 10-K for the year ended June 30, 2004
	Commission file #:  1-10275

Dear Mr. Sonsteby:

We have reviewed the above referenced filing and have the following comments. We have limited our review of your June 30, 2004 Form 10-K to only those issues addressed below and have the following comments. Where expanded disclosure is requested, you may comply in future quarterly and annual reports. Where we have asked you to provide us with supplemental information please be as detailed as necessary in
your explanation.   After reviewing this information, we may or may
not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

RESTRUCTURING AND IMPAIRMENT CHARGES TAKEN IN 2003

Note 1 - Summary of Significant Accounting Policies

(d) Goodwill and Other Intangibles
1. Please confirm to us that your reporting units used in impairment testing were selected using the criteria set forth in paragraphs 23-25 of SFAS 142. Also, please supplementally describe the reporting units used in your testing and how these were determined. Furthermore, please specifically disclose how fair value measurements are determined in accordance with the guidance in paragraphs 23-25 of SFAS
142.  We may have further comment on your response.


Note 3 - Restructure Charges and Other Impairments

2. Please expand your disclosure regarding the $31.2 million impairment of long lived assets to include a description of these assets and the method or methods used in determining fair value.
Refer to paragraph 26 of SFAS 144.

3. We note that you decided to close 30 restaurants during the 2004 fiscal year, and that this decision was the result of a comprehensive analysis that examined restaurants not meeting minimum returns on investment and certain other operating thresholds. Please supplementally explain whether each concept president and vice president uses these thresholds in their evaluation of the restaurants falling under their control, how often and for how long these measures have been used, and what how restaurants were chosen for closure. For example, explain to us if a certain number of years of below-level performance was necessary for consideration, or if declining performance (not necessarily below-level performance) was the indicator. Also, include in your response a discussion of any new facts and circumstances present during fiscal 2004 that indicated impairment existed that were not present in 2003 and prior.

4. We note from your discussion of the goodwill impairment charge of $27 million taken on goodwill related to the Big Bowl concept that your view of the brand`s competitive position and future development have changed. We also note that the closure of seven restaurants constituted approximately 1/3 of the restaurants at the time (14 remain open as of June 30, 2004 per your disclosure in Item 2). Please supplementally explain to us how you are changing the brand`s future development plans and whether the closures of Big Bowl (or any other concept closures) are in specific geographic areas.





OTHER
Note 1 (m) - Net Income per Share

5. Reference is made to the last sentence in the accounting policy that states your contingently convertible debt securities are not considered for purposes of diluted earnings per share unless the
required conversion criteria have been met.    From your disclosures
in note 7, we note that the approximate $430 million of convertible senior debentures would be convertible into approximately 8 million
share of common stock if the conversion criteria were met.   In this
regard, we note that a conversion will materially impact diluted earnings per share by reducing such amounts in each period. Although your current accounting treatment for earnings per share purposes is appropriate, the Emerging Issues Task Force in Issue No. 04-8 has reached a tentative conclusion that contingently convertible securities should be included in the calculation of diluted earnings per share, regardless of whether the contingencies have been met or
whether the market price contingency is substantive.   Furthermore,
this tentative conclusion, if finalized and ratified by the FASB, would require retroactive restatement of diluted earnings per share. In view of the significant impact that this EITF Issue would have on your reported diluted earnings per share, we believe you should provide separate discussion in MD&A of the reasonably expected impact from this matter. Specifically, you should disclose (i) the tentative conclusion reached by the EITF on this Issue that requires ratification by the FASB; (ii) how the issue will be treated on a retroactive restatement basis, and (iii) the dollar ($) impact on you prior interim and annual periods, if this tentative conclusion had
been effective currently.    Please revise accordingly.

Note 4- Goodwill and Intangibles

6. With respect to the $4.4 million of reacquired development rights, it is unclear whether this involved the acquisition of a business. In this regard, the reacquisition of developer rights does not appear to be the acquisition of a business because no incremental revenues will result from such transactions. We believe these types of transactions may be more appropriately characterized as the termination of a previous contractual arrangement and that, in such situations, any related termination fees should not be capitalized. These transactions appear analogous to the termination of a management contract intended to eliminate future management fees. These types of "one-time" termination fees are generally charged to expense.
Further, when a management contract is terminated, the related management services are no longer provided. Similarly, when you reacquire developer rights, the contract previously granting those rights is, in effect, terminated and the development efforts previously provided by the area developer are discontinued. Supplementally explain to us the nature of the transaction that generated this intangible asset and your basis in the accounting literature for capitalizing the cost of reacquiring development rights or if after reconsidering your position, you deem it appropriate not to capitalize such amounts, please revise you financial statements to write-off the amounts, accordingly. If management believes and can support an assertion that such amounts are not material to results of operations and financial condition, we would not object to a write-off in the next quarterly reporting period.

Note 6 - Income Taxes

7. We note that "other" deferred tax assets and "other" deferred tax liabilities comprise a significant portion (approximately 1/3 in each case) of gross deferred tax assets and liabilities. We also note the description reads "other, net" in each case. Please supplementally tell us why these would be presented net in both assets and liabilities, and furnish us with a schedule that details the composition of these accounts. In addition, your disclosure should be revised to separately present each significant item.


* * * * * * * * * * * * * * * * * * * * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy McGann at 202-942-2885 or me at 202-942-1952 if you have questions or concerns as I supervised the review of your filing.

								Sincerely,



								Joseph Foti
								Senior Assistant Chief
Accountant

Brinker International
October 1, 2004
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